PACIFIC COAST OIL TRUST

919 Congress Avenue, Suite 500

Austin, Texas 78701

September 10, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:	Pacific Coast Oil Trust

Amendment No. 1 to Registration Statement on Form S-3

Filed September 4, 2013

File No. 333-189394

Dear Mr. Schwall:

On behalf of Pacific Coast Oil Trust (the “Registrant”), the undersigned hereby requests that the effective date of Registration Statement on Form S-3 filed on June 17, 2013, as amended by Amendment No. 1 to Registration Statement on Form S-3 filed on September 4, 2013 (File No. 333-189394) be accelerated to 4:00 p.m., Washington, D.C. time, on September 12, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC COAST OIL TRUST

By:	The Bank of New York Mellon Trust
Company, N.A., as Trustee

By:	/s/ Michael J. Ulrich
Michael J. Ulrich
Vice President

cc:	Sean T. Wheeler, Latham & Watkins LLP

Thomas Adkins, Bracewell & Giuliani LLP